UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-40717

VIQ SOLUTIONS INC.

(Name of registrant)

5915 Airport Road

Suite 700

Mississauga, Ontario L4V 1T1

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 30, 2022, VIQ Solutions Inc. (the “Company”) issued a press release entitled “VIQ Solutions Announces Receipt of Nasdaq Notice of Deficiency.” A copy of the please release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

The information contained in this Current Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-266874) and Registration Statement on Form S-8 (File No. 333-257263).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIQ SOLUTIONS INC.
(Registrant)

Date: September 30, 2022	By:	/s/ Alexie Edwards
		Name:	Alexie Edwards
		Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Press Release of the Company dated September 30, 2022.